[Frank Russell Investment Company letterhead]







March 8, 2004


VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Frank Russell Investment Company
      File Nos.:  2-71299, 811-03153
      CIK No.:  0000351601

Ladies and Gentlemen:

On February 23, 2004 a 485APOS filing for Russell Investment Funds ("RIF") was unintentionally filed under the CIK number of Frank Russell Investment Company (Accession No.: 0000945621-04-000067) (the "Filing"). The Filing was intended for RIF, and a 485APOS was properly filed for RIF, as intended, following the discovery of the error.

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission consent to the withdrawal of the Filing with respect to Frank Russell Investment Company. No securities were sold in connection with the Filing.

We apologize for any confusion this may have caused. Please direct any comments or questions regarding this withdrawal to John V. O'Hanlon at 617.728.7111 or Colin J. Dean at 617.654.8624.


Very truly yours,


/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary